Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2016 Results

BEIJING, China, February 23, 2017 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20161.

“AI is an enormous opportunity that will revolutionize the Internet and traditional industries. Baidu, in particular, is well positioned to lead the AI wave in China, with our unique combination of technology, data and talent,” said Robin Li, Chairman and CEO of Baidu. “Our existing platform, including our search and newsfeed products, are enhanced by AI and enriched by our content and services ecosystem. We are thrilled by the opportunities that our existing platform has opened up and are excited to build the next generation of AI-enabled businesses.”

“During the fourth quarter we largely completed our initiative to ensure that new and existing customers meet our stringent quality requirements,” said Jennifer Li, CFO of Baidu. “We believe that the impact of these initiatives is mostly behind us and we look forward to 2017 as a time of recovery and growth. As always, we will stay focused on creating the best possible experience for users, while maintaining investment in key AI-enabled initiatives such as financial services, cloud and autonomous driving.”

Fourth Quarter and Fiscal Year 2016 Operational Highlights

•	Mobile search monthly active users (MAUs) were 665 million for the month of December 2016, an increase of 2% year-over-year

•	Mobile maps MAUs were 341 million for the month of December 2016, an increase of 13% year-over-year

•	Gross merchandise value[2] (GMV) for Transaction Services totaled RMB18.1 billion ($2.6 billion) for the fourth quarter of 2016, an increase of 23% year-over-year

•	Baidu Wallet activated accounts reached 100 million at the end of December 2016, an increase of 88% year-over-year

Changes to Board Composition

Effective on February 26, 2017:

•	Dr. Qi Lu, Baidu’s Group President and Chief Operating Officer, has been appointed as a director and the vice chairman of the board of directors of the Company.

•	Mr. Greg Penner, who has served as a board member since July 2004, will step down from the board and all the committees on the board.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9430 to US$1.00, the effective noon buying rate as of December 30, 2016, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Gross merchandise value (GMV) is defined as GMV generated by the Baidu platform, through products such as Baidu Nuomi, Baidu Deliveries and Baidu Wallet. GMV is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.

•	Mr. Yuanqing Yang has been appointed as a member of the audit committee and as a member of the corporate governance and nominating committee of the board of directors of the Company.

Fourth Quarter and Fiscal Year 2016 Financial Highlights

•	Total revenues in the fourth quarter of 2016 were RMB18.212 billion ($2.623 billion), a 2.6% decrease from the corresponding period in 2015, and flat year-over-year, excluding Qunar[3] in the fourth quarter of 2015. Mobile revenue represented 65% of total revenues for the fourth quarter of 2016, compared to 56% for the corresponding period in 2015.

•	Total revenues in fiscal year 2016 were RMB70.549 billion ($10.161 billion), a 6.3% increase and 11.9% year-over-year increase excluding Qunar from 2015. Mobile revenue represented 63% of total revenues in 2016, compared to 53% in 2015.

•	Operating profit in the fourth quarter of 2016 was RMB2.185 billion ($314.7 million), a 38.2% decrease from the corresponding period in 2015. Transaction Services reduced non-GAAP operating margins by 22.9 percentage points and iQiyi further reduced non-GAAP operating margins by 9.8 percentage points for the fourth quarter of 2016.

•	Operating profit in fiscal year 2016 was RMB10.049 billion ($1.447 billion), a 13.9% decrease from 2015. Transaction Services reduced non-GAAP operating margins by 23.8 percentage points and iQiyi further reduced non-GAAP operating margins by 7.9 percentage points for the fiscal year 2016.

•	Net income attributable to Baidu in the fourth quarter of 2016 was RMB4.129 billion ($594.7 million). Diluted earnings attributable to Baidu per ADS for the fourth quarter of 2016 were RMB11.40 ($1.64); non-GAAP net income attributable to Baidu[4] in the fourth quarter of 2016 were RMB4.606 billion ($663.4 million); non-GAAP diluted earnings per ADS[5] in the fourth quarter of 2016 were RMB13.23 ($1.91); diluted earnings attributable to Baidu per ADS excluding net gain recognized as a result of Baidu’s exchange of Uber China shares with Didi for the fourth quarter of 2016 were RMB6.49 ($0.93).

•	Net income attributable to Baidu in fiscal year 2016 was RMB11.632 billion ($1.675 billion). Diluted earnings attributable to Baidu per ADS for the fiscal year 2016 were RMB31.86 ($4.59); non-GAAP net income attributable to Baidu in fiscal year 2016 were RMB13.219 billion ($1.904 billion); non-GAAP diluted earnings per ADS in fiscal year 2016 were RMB38.03 ($5.48); diluted earnings attributable to Baidu per ADS excluding net gain recognized as a result of Baidu’s exchange of Uber China shares with Didi in fiscal year 2016 were RMB26.94 ($3.88).

[3]	Qunar Cayman Islands Limited (“Qunar”) financials were consolidated in Baidu’s financial statements from July 2011 to October 26, 2015. Following Baidu’s exchange of Qunar shares with Ctrip, Baidu deconsolidated Qunar’s financials after October 26, 2015.
[4]	Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share.
[5]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

In the following section, comparison and analysis are provided based on reported consolidated financial results. For ease of comparison, a table with apples-to-apples adjusted financials and metrics excluding Qunar can be found at the end of the following section.

Fourth Quarter 2016 Results

Baidu reported total revenues of RMB18.212 billion ($2.623 billion) for the fourth quarter of 2016, representing a 2.6% decrease from the corresponding period in 2015.

Online marketing revenues for the fourth quarter of 2016 were RMB16.166 billion ($2.328 billion), representing an 8.2% decrease from the corresponding period in 2015. Baidu had about 452,000 active online marketing customers6 in the fourth quarter of 2016, representing an 18.6% decrease from the corresponding period in 2015. Revenue per online marketing customer for the fourth quarter of 2016 was approximately RMB35,400 ($5,099), a 14.2% increase from the corresponding period in 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.636 billion ($379.7 million), representing 14.5% of total revenues, as compared to 14.0% in the corresponding period in 2015 and 14.2% in the third quarter of 2016.

Bandwidth costs as a component of cost of revenues were RMB1.235 billion ($177.9 million), representing 6.8% of total revenues, compared to 5.4% in the corresponding period in 2015.

Depreciation costs as a component of cost of revenues were RMB811.5 million ($116.9 million), representing 4.5% of total revenues, compared to 3.7% in the corresponding period in 2015.

Operational costs as a component of cost of revenues were RMB1.186 billion ($170.9 million), representing 6.5% of total revenues, compared to 6.3% in the corresponding period in 2015.

Content costs as a component of cost of revenues were RMB2.571 billion ($370.3 million), representing 14.1% of total revenues, compared to 7.4% in the corresponding period in 2015. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB3.334 billion ($480.2 million), representing a decrease of 26.4% from the corresponding period in 2015, primarily due to a decrease in promotional spending for transaction services.

[6]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.

Research and development expenses were RMB2.971 billion ($428.0 million), a 19.5% increase from the corresponding period in 2015. The increase was primarily due to the growth of research and development personnel-related cost.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB631.9 million ($91.0 million) in the fourth quarter of 2016, compared to RMB341.0 million in the corresponding period in 2015.

Operating profit was RMB2.185 billion ($314.7 million), representing a 38.2% decrease from the corresponding period in 2015. Non-GAAP operating profit was RMB2.817 billion ($405.7 million), a 27.3% decrease from the corresponding period in 2015.

Other income, net was RMB1.796 billion ($258.6 million) in the fourth quarter of 2016, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Uber China shares with Didi. Other income, net was RMB24.294 billion in the corresponding period of 2015, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Qunar shares with Ctrip.

Income tax expense was RMB400.9 million ($57.7 million), compared to income tax expense of RMB3.580 billion in the corresponding period in 2015. The effective tax rate for the fourth quarter of 2016 was 8.9% as compared to 12.7% for the corresponding period in 2015. The decrease in the effective tax rate was due to the newly granted preferential tax licenses for certain PRC subsidiaries.

Net income attributable to Baidu was RMB4.129 billion ($594.7 million). Basic and diluted earnings per ADS for the fourth quarter of 2016 amounted to RMB11.43 ($1.65) and RMB11.40 ($1.64), respectively.

Non-GAAP net income attributable to Baidu was RMB4.606 billion ($663.4 million). Non-GAAP diluted earnings per ADS for the fourth quarter of 2016 amounted to RMB13.23 ($1.91).

As of December 31, 2016, the Company had cash, cash equivalents and short-term investments of RMB89.842 billion ($12.940 billion). Net operating cash inflow for the fourth quarter of 2016 was RMB8.011 billion ($1.154 billion). Capital expenditures for the fourth quarter of 2016 were RMB1.201 billion ($173.0 million).

Adjusted EBITDA was RMB3.855 billion ($555.2 million) for the fourth quarter of 2016, representing a 19.9% decrease from the corresponding period in 2015. On an apples-to-apples basis, excluding Qunar from Baidu’s financials, the adjusted EBITDA represents a 21.4% year-over-year decrease.

Summary of adjusted financial information (excluding Qunar) 7

(RMB in millions, unless otherwise noted)

	Three months ended December 31,		YoY variance
	2016	2015
Adjusted Revenues	18,212	18,209	0.0%
Adjusted online marketing revenues	16,166	17,267	(6.4%)
Active online marketing customer (000)	452,000	555,000	(18.6%)
Revenue per active online marketing customer (RMB)	35,400	31,000	14.2%
Adjusted cost of revenues	9,722	7,935	22.5%
Adjusted selling, general and administrative expenses	3,334	4,259	(21.7%)
Adjusted research and development expenses	2,971	2,379	24.9%

Adjusted operating profit	2,185	3,636	(39.9%)

Fiscal Year 2016 Results

Total revenues in 2016 were RMB70.549 billion ($10.161 billion), representing a 6.3% increase from 2015.

Online marketing revenues in 2016 were RMB64.525 billion ($9.294 billion), representing a 0.8% increase from 2015. Baidu had about 982,000 active online marketing customers in 2016, representing a 6.4% decrease from 2015. Revenue per online marketing customer for 2016 was RMB65,300 ($9,405), an increase of 7.9% from 2015.

Traffic acquisition costs in 2016 were RMB10.373 billion ($1.494 billion), representing 14.7% of total revenues, compared to 13.3% in 2015.

Bandwidth costs as a component of cost of revenues were RMB4.716 billion ($679.3 million), representing 6.7% of total revenues, compared to 5.6% in 2015.

Depreciation costs as a component of cost of revenues were RMB3.075 billion ($442.9 million), representing 4.4% of total revenues, compared to 3.9% in 2015.

Operational costs as a component of cost of revenues were RMB4.430 billion ($638.0 million), representing 6.3% of total revenues, compared to 5.8% in 2015.

Content costs as a component of cost of revenues were RMB7.864 billion ($1.133 billion), representing 11.1% of total revenues, compared to 5.6% in 2015. The year-over-year increase was mainly due to iQiyi’s increased content costs.

[7]	The adjusted figures for the fourth quarter of 2015 only exclude Qunar related figures from Baidu’s consolidated results. Share-based compensation was allocated to related operating costs and expense line items.

Selling, general and administrative expenses in 2016 were RMB15.071 billion ($2.171 billion), representing a decrease of 11.7% from the previous year, primarily due to a decrease in promotional spending for transaction services.

Research and development expenses totaled RMB10.150 billion ($1.462 billion) in 2016, representing a 0.2% decrease from 2015.

Share-based compensation expenses, which were allocated to related operating cost and expense line items, were RMB1.760 billion ($253.5 million) in 2016, compared to RMB1.387 billion in 2015.

Operating profit in 2016 was RMB10.049 billion ($1.447 billion), a 13.9% decrease from 2015. Non-GAAP operating profit in 2016 was RMB11.809 billion ($1.701 billion), representing a 9.6% decrease from 2015.

Other income, net was RMB3.793 billion ($546.4 million) in 2016, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Uber China shares with Didi. Other income, net was RMB24.728 billion in 2015, which mainly consisted of the investment gain recognized as a result of Baidu’s exchange of Qunar shares with Ctrip.

Income tax expense was RMB2.914 billion ($419.6 million), compared to an income tax expense of RMB5.474 billion in 2015. The effective tax rate for 2016 was 20.1% as compared to 14.4% in 2015. Excluding the share exchange transactions impact for the past two years, the effective tax rate was flat year over year.

Net income attributable to Baidu in 2016 was RMB11.632 billion ($1.675 billion). Basic and diluted earnings attributable to Baidu per ADS for 2016 amounted to RMB31.95 ($4.60) and RMB31.86 ($4.59), respectively.

Non-GAAP net income attributable to Baidu in 2016 was RMB13.219 billion ($1.904 billion). Non-GAAP diluted earnings per ADS in 2016 was RMB38.03 ($5.48).

Net operating cash inflow in 2016 was RMB22.258 billion ($3.206 billion). Capital expenditures in 2016 were RMB4.189 billion ($603.4 million).

Adjusted EBITDA was RMB15.792 billion ($2.275 billion) in 2016, representing a 5.2% decrease from 2015.

Summary of adjusted financial information (excluding Qunar)

(RMB in millions, unless otherwise noted)

	Year ended December 31,		YoY variance
	2016	2015
Adjusted Revenues	70,549	63,073	11.9%
Adjusted online marketing revenues	64,525	61,205	5.4%
Active online marketing customer (000)	982,000	915,000	7.3%
Revenue per active online marketing customer (RMB)	65,300	66,700	(2.1%)
Adjusted cost of revenues	35,279	26,329	34.0%
Adjusted selling, general and administrative expenses	15,071	14,275	5.6%
Adjusted research and development expenses	10,150	9,027	12.5%

Adjusted operating profit	10,049	13,442	(25.2%)

Outlook for First Quarter 2017

Baidu currently expects to generate total revenues in an amount ranging from RMB16.480 billion ($2.374 billion) to RMB17.030 billion ($2.453 billion) for the first quarter of 2017, representing a 4.2% to 7.6% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on February 23, 2017, U.S. Eastern Time (9:00 AM on February 24, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	67004023

A replay of the conference call may be accessed by phone at the following number until March 3, 2017:

International:	+61 2 8199 0299
Passcode:	67004023

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2017 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating profit, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating profit represents operating profit excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses and the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

Adjusted EBITDA represents operating profit excluding depreciation, amortization and share-based compensation expenses.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures”.

For investor inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(In RMB thousands except for share, per share (or ADS) information)	2015	2016	2016	2015	2016
	Unaudited	Unaudited	Unaudited	audited	Unaudited
Revenues:
Online marketing services	17,610,379	16,490,040	16,165,751	64,037,006	64,525,115
Other services	1,088,415	1,762,719	2,046,634	2,344,723	6,024,249

Total revenues	18,698,794	18,252,759	18,212,385	66,381,729	70,549,364

Operating costs and expenses:
Cost of revenues (note 1, 2)	(8,149,327)	(9,256,370)	(9,721,570)	(27,458,030)	(35,278,945)
Selling, general and administrative (note 2)	(4,527,813)	(3,595,985)	(3,334,168)	(17,076,383)	(15,070,586)
Research and development (note 2)	(2,486,778)	(2,613,573)	(2,971,521)	(10,175,762)	(10,150,753)

Total operating costs and expenses	(15,163,918)	(15,465,928)	(16,027,259)	(54,710,175)	(60,500,284)

Operating profit	3,534,876	2,786,831	2,185,126	11,671,554	10,049,080

Other income:
Interest income	572,725	627,308	631,346	2,362,632	2,341,631
Interest expense	(299,372)	(319,899)	(294,193)	(1,041,394)	(1,157,562)
Foreign exchange income, net	106,007	20,361	310,206	181,802	508,312
Income(loss) from equity method investments	23,119	(248,460)	(105,642)	3,867	(1,025,727)
Other income, net	24,294,280	1,271,932	1,795,684	24,728,162	3,793,473

Total other income	24,696,759	1,351,242	2,337,401	26,235,069	4,460,127

Income before income taxes	28,231,635	4,138,073	4,522,527	37,906,623	14,509,207

Income taxes	(3,579,909)	(1,045,184)	(400,937)	(5,474,377)	(2,913,594)
Net income	24,651,726	3,092,889	4,121,590	32,432,246	11,595,613

Less: net loss attributable to noncontrolling interests	(60,085)	(9,441)	(7,695)	(1,231,927)	(36,656)
Net income attributable to Baidu	24,711,811	3,102,330	4,129,285	33,664,173	11,632,269

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu -Basic	711.02	85.27	114.32	954.56	319.47
Net income attributable to Baidu -Diluted	709.15	85.06	113.98	951.49	318.62
Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu -Basic	71.10	8.53	11.43	95.46	31.95
Net income attributable to Baidu -Diluted	70.92	8.51	11.40	95.15	31.86
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,588,703	34,678,734	34,712,363	34,921,782	34,665,238
Diluted	34,679,673	34,764,579	34,816,049	35,034,470	34,757,086
(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,259,925)	(1,220,377)	(1,238,965)	(4,644,357)	(4,718,468)
Traffic acquisition costs	(2,616,319)	(2,594,452)	(2,636,455)	(8,860,861)	(10,372,516)
Bandwidth costs	(1,000,957)	(1,240,986)	(1,235,400)	(3,716,747)	(4,716,416)
Depreciation costs	(692,046)	(802,257)	(811,529)	(2,559,623)	(3,074,893)
Operational costs	(1,181,667)	(1,158,554)	(1,186,252)	(3,881,609)	(4,429,713)
Content costs	(1,381,875)	(2,211,373)	(2,570,729)	(3,745,063)	(7,863,585)
Share-based compensation expenses	(16,538)	(28,371)	(42,240)	(49,770)	(103,354)

Total cost of revenues	(8,149,327)	(9,256,370)	(9,721,570)	(27,458,030)	(35,278,945)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(16,538)	(28,371)	(42,240)	(49,770)	(103,354)
Selling, general and administrative	(100,353)	(116,646)	(113,709)	(486,760)	(429,234)
Research and development	(224,129)	(273,045)	(475,984)	(850,588)	(1,227,400)

Total share-based compensation expenses	(341,020)	(418,062)	(631,933)	(1,387,118)	(1,759,988)

Baidu, Inc.

Condensed Consolidated Balance Sheets

	December 31,	December 31,
(In RMB thousands except for number of shares and per share data)	2015	2016
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	9,959,932	10,898,463
Restricted cash	95,997	317,521
Short-term investments	57,969,242	78,943,065
Accounts receivable, net	3,926,986	4,109,324
Loans and interest receivable, net	227,107	1,800,397
Amounts due from related parties	1,940,559	345,594
Other assets, current	4,113,840	3,344,516

Total current assets	78,233,663	99,758,880

Non-current assets:
Fixed assets, net	10,627,127	11,294,348
Intangible assets, net	3,334,619	3,872,227
Goodwill	15,395,573	15,342,096
Long-term investments, net	37,958,591	45,690,363
Amounts due from related parties	9,725	11,153
Deferred tax assets, net	1,008,174	1,100,230
Loans and interest receivable, net	122,093	2,708,817
Other assets, non-current	1,163,743	2,219,277

Total non-current assets	69,619,645	82,238,511

Total assets	147,853,308	181,997,391

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	100,000	1,115,000
Accounts payable and accrued liabilities	17,840,192	28,654,086
Customer advances and deposits	5,420,230	6,031,681
Deferred revenue	375,672	596,460
Deferred income	559,855	566,104
Long-term loans, current portion	974,820	3,468,296
Notes payable,current portion	—	5,203,315
Capital lease obligation	46,088	8,416
Amounts due to related parties	785,945	458,687

Total current liabilities	26,102,802	46,102,045

Non-current liabilities:
Deferred income	17,413	27,828
Long-term loans	3,239,676	6,822,109
Notes payable	30,702,116	27,648,477
Deferred tax liabilities	3,441,290	3,589,235
Capital lease obligation	8,435	348
Other non-current liabilities	125,860	64,954

Total non-current liabilities	37,534,790	38,152,951

Total liabilities	63,637,592	84,254,996

Redeemable noncontrolling interests	3,947,879	5,491,976
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,113, 541 shares and 27,325,551 shares issued and outstanding as at December 31, 2015 and December 31, 2016	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,401,254 shares issued and outstanding as at December 31, 2015 and December 31, 2016	3	3
Additional paid-in capital	6,402,349	8,322,787
Retained earnings	74,659,355	85,733,706
Accumulated other comprehensive loss	(806,056)	(1,782,966)

Total Baidu, Inc. shareholders’ equity	80,255,663	92,273,542
Noncontrolling interests	12,174	(23,123)
Total equity	80,267,837	92,250,419

Total liabilities, redeemable noncontrolling interests, and equity	147,853,308	181,997,391

Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures (in RMB thousands except for share and per ADS information, unaudited)

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016
Operating profit	3,534,876	2,786,831	2,185,126	11,671,554	10,049,080
Add: Share-based compensation expenses	341,020	418,062	631,933	1,387,118	1,759,988

Non-GAAP operating profit	3,875,896	3,204,893	2,817,059	13,058,672	11,809,068

Add: Depreciation of fixed assets	772,684	898,890	911,578	2,886,254	3,451,422
Add: Amortization of intangible assets	166,632	125,839	126,292	715,108	531,550

Adjusted EBITDA	4,815,212	4,229,622	3,854,929	16,660,034	15,792,040

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2015	December 31, 2016
Net income attributable to Baidu	24,711,811	3,102,330	4,129,285	33,664,173	11,632,269
Add: Share-based compensation expenses	341,020	418,062	631,933	1,387,118	1,759,988
Add: Gain associated with the dilution of equity method investees	—	(73,408)	(155,515)	—	(172,958)

Non-GAAP net income attributable to Baidu	25,052,831	3,446,984	4,605,703	35,051,291	13,219,299

Weighted average number of ADS used in computing non- GAAP diluted earnings per ADS	346,796,727	347,645,787	348,160,487	350,344,697	347,570,857
Non-GAAP diluted earnings per ADS	72.24	9.92	13.23	100.05	38.03

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended	As a% of	Three months ended	As a% of	Three months ended	As a% of	Twelve months ended	As a% of	Twelve months ended	As a% of
	December 31, 2015	total revenues	September 30, 2016	total revenues	December 31, 2016	total revenues	December 31, 2015	total revenues	December 31, 2016	total revenues
Net cash provided by operating activities	6,070,158	32%	2,953,166	16%	8,011,229	44%	19,422,438	29%	22,258,297	32%
Less: Capital expenditures	(1,423,527)	-8%	(1,182,627)	-6%	(1,201,360)	-7%	(5,229,616)	-8%	(4,189,187)	-6%

Free cash flow	4,646,631	24%	1,770,539	10%	6,809,869	37%	14,192,822	21%	18,069,110	26%